Chase Tower

2200 Ross Avenue, Suite 2300

Dallas, TX 75201

214-922-3400 | Fax: 214-922-3899

Patrick C. Sargent	Direct Dial: 214-922-3502	Email: patrick.sargent@alston.com

August 7, 2023

VIA: ELECTRONIC MAIL

Todd K. Schiffman & Chris Windsor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CONSUMER PORTFOLIO SERVICES, INC. Form S-3 filed June 15, 2023 File No. 333-272653

Dear Mr. Schiffman & Mr. Windsor:

On behalf of Consumer Portfolio Services, Inc., a California corporation (the “Company”), we hereby respond to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated June 29, 2023, relating to the Company’s Registration Statement on Form S-3 submitted on June 15, 2023.

Registration Statement/Prospectus

Comment 1:

Please tell us the reason(s) for the potential rescission liability. We also note that you have a similar factor in a registration statement on Form S-1 dated 12/26/2010. Please tell us the reason(s) for the possible rescission liability at that time and what precautions you have taken to insure that this issue does not reoccur.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that it has and will continue to ensure it conducts offerings in compliance with the Federal securities laws.

As you know, the Company filed a registration statement on Form S-3 to register $50,000,000 of renewable unsecured subordinated notes on June 15, 2023 (the “Registration Statement”). The rescission liability described in the Registration Statement relates to renewable unsecured subordinated notes that were sold in reliance on the Company’s shelf registration statement filed in 2015 (and subsequently amended).

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In order to ensure compliance with the Federal securities laws, the Company has implemented a formal monitoring program to document each offering of securities under the Registration Statement. In addition, such system will ensure that the Company is aware of the amount of securities offered under the Registration Statement such that management will know when the Registration Statement is going to expire under Rule 415 of the Securities Act of 1933, as amended, and when it has a low dollar amount remaining under which securities can be offered or sold. The Company intends to promptly file new registration statements prior to expiration or overuse. The Company has also promoted certain key personnel that provide valuable oversight and guidance who will participate in and supervise such program. Going forward, the Company will continue to monitor the status and expiration dates of its active registration statements, bolster its internal controls, and take further precautions as necessary to remain in compliance with applicable Federal securities laws and related Commission guidance.

Comment 2:

Please revise to state that when you send notice that a note is about to mature, you will send a new prospectus to each person you allow to automatic renew their note. You imply that there are certain situations where you may not send a prospectus without request.

Response:

In response to the Staff’s comment, the Company has amended the disclosure on page 32 to state that the Company will send a new prospectus to each person allowed to automatically renew their note and has deleted language suggesting that a new prospectus may not be delivered in certain situations.

Comment 3:

We note that in Item 10 of your Form 10-K for fiscal year ended December 31, 2022 you state, "Information regarding directors of the registrant is incorporated by reference to the registrant’s definitive proxy statement for its annual meeting of shareholders to be held in 2023 (the "2023 Proxy Statement"). The 2023 Proxy Statement will be filed not later than May 1, 2023." You did not file your Proxy Statement by May 1, 2023 and instead filed a Form 10-K/A containing the Part III information. We also note that for the past several years you have made a similar representation to file your Proxy Statement and then instead, filed a Form 10-K/A. Please tell us why you have similarly been unable to file your Proxy Statement within the time period you have represented each year since 2018. Please provide us with your analysis as to how this practice complies with Instruction G(3) of Form 10-K.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company will include disclosure in future filings to reference the specific form on which the Company plans to file the Part III information (i.e. by amendment as opposed to incorporation by reference to the proxy statement, as applicable). The Company also intends to file the Part III information within 120 days after the end of the applicable fiscal year.

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Comment 4:

Please confirm that you intend to treat each automatic renewal of a matured note as a new sale, and therefore would represent a reduction in the remaining available securities registered under this S-3.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that each automatic renewal of a matured note will be treated as a new sale, thereby representing a reduction in the remaining available securities under this S-3, as is stated on the cover page of the prospectus.

Sincerely,

ALSTON & BIRD LLP

/s/ Patrick C. Sargent
Patrick C. Sargent, Esq.

cc: Denesh Bharwani, Executive Vice President and Chief Financial Officer

Lisette Reynoso, Senior Vice President, Legal

Matthew W. Mamak, Esq., Alston & Bird LLP

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